UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: February 10, 2017
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of trivago N.V. (the “Company”) dated February 10, 2017, announcing the release of selected financial results of the Company by Expedia, Inc., trivago N.V.'s majority shareholder, for the fourth quarter and full year ended December 31, 2016.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: February 10, 2017	By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Fourth Quarter and Full Year 2016 Selected Financial Data Available on the Securities and Exchange Commission's Website.

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EXHIBIT 99.1

trivago N.V. Fourth Quarter and Full Year 2016 Selected Financial Data Available on the Securities and Exchange Commission's Website

DÜSSELDORF, GERMANY – February 10, 2017 – trivago N.V. (NASDAQ: TRVG) announced today that selected financial data of the company for the fourth quarter and full year ended December 31, 2016, have been released by Expedia, Inc., trivago N.V.'s majority shareholder, as part of its quarterly and annual segment reporting. The earnings release is available on the Securities and Exchange Commission's website at http://www.sec.gov.

In addition, Expedia, Inc., conducted a webcast on February 9, 2017. The webcast is available in the Investor Relations section of Expedia's corporate website at http://ir.expediainc.com.

Results reported by Expedia, Inc. may differ immaterially from trivago's standalone results for the corresponding periods, which the company will release on February 24, 2017. On the same day, trivago N.V.'s management will conduct a webcast beginning at 2:00 PM CET / 8:00 AM ET. These items will be available in the Investor Relations section of the company's website at http://ir.trivago.com. A replay of the call is expected to be available for at least three months.

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the SEC. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

About trivago

Founded in 2005 and headquartered in Dusseldorf, Germany, trivago (NASDAQ: TRVG) is a global hotel search platform focused on reshaping the way travelers search for and compare hotels. trivago’s mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” As of December 31, 2016, trivago’s global hotel search platform offered access to approximately 1.3 million hotels in over 190 countries. trivago’s platform can be accessed globally via 55 localized websites and apps in 33 languages.

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Corporate Communications Contact:

trivago

Sydney Burdick
corporate.communication@trivago.com

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